UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

CAMINUS CORPORATION

(Name of Issuer)

Common Shares, Par Value $0.01 per Share

(Title of Class of Securities)

133766 10 5

(CUSIP Number)

Lawrence A. Gross, Esquire

SunGard Data Systems Inc.

1285 Drummers Lane

Wayne, PA 19087

(610) 341-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies to:

Richard J. McMahon, Esquire

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103

(215) 569-5500

January 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five (5) copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 133766 10 5

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). SunGard Data Systems Inc. IRS Identification No. 51-0267091

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/BK

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 5,099,416* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,099,416*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 30.4%*

14.	Type of Reporting Person (See Instructions) CO

* See the “Introduction” and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Voting Agreements, dated as of January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and certain directors, executive officers and affiliated stockholders of Caminus Corporation named therein.

CUSIP No. 133766 10 5

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Rapid Resources Inc. IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 5,099,416* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,099,416*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 30.4%*

14.	Type of Reporting Person (See Instructions) CO

* See the “Terms of Offer” and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Voting Agreements, dated as of January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and certain directors, executive officers and affiliated stockholders of Caminus Corporation named therein.

SCHEDULE 13D

This statement on Schedule 13D (this “Statement”) relates to the offer by Rapid Resources Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation (“SunGard”), to purchase all the outstanding common shares, par value $.01 (“Common Shares”) of Caminus Corporation, a Delaware corporation (the “Company”), at a price of $9.00 per share, net to seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 29, 2003, as amended (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (4), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (5) (the Offer to Purchase and the Letter of Transmittal, as amended or supplemented from time to time, collectively the “Offer”). Hereinafter, SunGard and Purchaser may sometimes be referred to individually as a “Reporting Person” or collectively as the “Reporting Persons.”

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Shares of the Company. The address of the principal executive offices of the Company is:

825 Third Avenue

New York, NY 10022

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c), (f) The information set forth in the “Summary Term Sheet,” “Introduction,” and “Certain Information Concerning Purchaser and SunGard” of the Offer to Purchase is incorporated herein by reference.

(d)-(e) During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule I of the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in the “Summary Term Sheet,” “Introduction,” “Sources and Amount of Funds” and “Purpose of the Offer; Plans for Caminus; The Merger Agreement; and The Tender and Voting Agreement” of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(b), (d)-(j) The information set forth in the “Summary Term Sheet,” “Introduction,” “Purpose of the Offer; Plans for Caminus; The Merger Agreement; and The Tender and Voting Agreement,” “Effect of the Offer on the Market for the Shares of Caminus Common Stock; Nasdaq Listing of Shares of Caminus Common Stock; Exchange Act Registration of Shares of Caminus Common Stock; Margin Regulations” and “Price Range of Shares of Caminus Common Stock; Dividend on Shares of Caminus Common Stock” of the Offer to Purchase is incorporated herein by reference.

(c) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(d) The information set forth in the “Summary Term Sheet,” “Introduction,” “Certain Information Concerning the Purchaser and SunGard,” “Purpose of the Offer; Plans for Caminus; The Merger Agreement; and The Tender and Voting Agreement,” and “Background of the Offer;” of the Offer to Purchase is incorporated herein by reference. As result of the Tender and Voting Agreement, dated as of January 20, 2003, by and among the Reporting Persons and certain directors, executive officers and affiliated stockholders of Caminus Corporation named therein (included as Exhibit (2)), under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed beneficial owners of certain Common Shares as described in the Offer to Purchase. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons or entities is the beneficial owner of the Common Shares referred to in this Item for purposes of Section 13(d) of the Exchange Act or any other purpose or is required to file this statement.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT OF SECURITIES OF THE ISSUER

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Tender and Voting Agreement, respectively, are included as Exhibit (1) and Exhibit (2) to this Statement. To the best of the Reporting Persons’ knowledge, except as described in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons with respect to any securities of the Company.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	EXHIBIT NAME
(1)

Agreement and Plan of Merger, dated as of January 20, 2003, by and among Rapid Resources Inc., SunGard Data Systems Inc. and Caminus Corporation (Incorporated by reference to Exhibit (d)(1) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(2)

Tender and Voting Agreement, dated as of January 20, 2003, by and amoung SunGard Data Systems Inc., Rapid Resources Inc. and certain directors, executive officers and affiliated stockholders of Caminus Corporation identified therein. (Incorporated by reference to Exhibit (d)(2) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(3)	Joint Filing Statement by SunGard Data Systems Inc. and Lake Acquisition Corp. Inc., dated March 13, 2003.

(4)

Offer to Purchase, dated January 29, 2003, as amended (Incorporated by reference to Exhibit (a)(1) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(5)	Letter of Transmittal (Incorporated by reference to Exhibit (a)(2) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(6)	Notice of Guaranteed Delivery (Incorporated by reference to Exhibit (a)(3) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(7)

Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit (a)(4) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(8)

Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit (a)(5) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(9)

Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference to Exhibit (a)(6) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(10)

Joint Press Release issued on January 21, 2003 (Incorporated by reference to Exhibit (a)(7) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(11)

Summary Newspaper Advertisement as published in The New York Times, National Edition on January 29, 2003 (Incorporated by reference to Exhibit (a)(8) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(12)

Press Release issued by SunGard Data Systems Inc. on January 29, 2003 (Incorporated by reference to Exhibit (a)(9) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(13)

364-Day Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(14)

Amendment, dated as of September 30, 2002, to the 364-Day Credit Agreement dated as of January 25, 2002 and the Three-Year Credit Agreement dated as of January 25, 2002, in each case among among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to Exhibit (b)(3) to the Schedule TO of SunGard Data Systems Inc. and its wholly-owned subsidiary Lake Acquisition Corp. Inc. filed with the Securities and Exchange Commission on February 14, 2003 (Commission File No. 5-52541)).

(15)

Amendment, dated as of January 10, 2003, to the 364-Day Credit Agreement dated as of January 25, 2002 among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to Exhibit (b)(4) to the Schedule TO of SunGard Data Systems Inc. and its wholly-owned subsidiary Lake Acquisition Corp. Inc. filed with the Securities and Exchange Commission on February 14, 2003 (Commission File No. 5-52541)).

(16)

Amended and Restated Three-Year Credit Agreement, dated as of January 10, 2003, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National

Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to Exhibit (b)(2) to the Schedule TO of SunGard Data Systems Inc. and its wholly-owned subsidiary Lake Acquisition Corp. Inc. filed with the Securities and Exchange Commission on February 14, 2003 (Commission File No. 5-52541)).

(17)

Confidentiality Agreement, dated November 6, 2002, between SunGard Data Systems Inc. and Caminus Corporation (Incorporated by reference to Exhibit (d)(3) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2003		RAPID RESOURCES INC.

	By:	/s/ Richard C. Tarbox
	Name:	Richard C. Tarbox
	Title:	Vice President

Dated: March 13, 2003		SUNGARD DATA SYSTEMS INC.

	By:	/s/ Richard C. Tarbox
	Name:	Richard C. Tarbox
	Title:	Senior Vice President – Corporate Development

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(1)

Agreement and Plan of Merger, dated as of January 20, 2003, by and among Rapid Resources Inc., SunGard Data Systems Inc. and Caminus Corporation (Incorporated by reference to Exhibit (d)(1) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(2)

Tender and Voting Agreement, dated as of January 20, 2003, by and amoung SunGard Data Systems Inc., Rapid Resources Inc. and certain directors, executive officers and affiliated stockholders of Caminus Corporation identified therein. (Incorporated by reference to Exhibit (d)(2) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(3)	Joint Filing Statement by SunGard Data Systems Inc. and Lake Acquisition Corp. Inc., dated March 13, 2003.

(4)

Offer to Purchase, dated January 29, 2003, as amended (Incorporated by reference to Exhibit (a)(1) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(5)	Letter of Transmittal (Incorporated by reference to Exhibit (a)(2) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(6)	Notice of Guaranteed Delivery (Incorporated by reference to Exhibit (a)(3) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(7)

Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit (a)(4) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(8)

Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit (a)(5) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(9)

Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference to Exhibit (a)(6) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(10)

Joint Press Release issued on January 21, 2003 (Incorporated by reference to Exhibit (a)(7) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(11)

Summary Newspaper Advertisement as published in The New York Times, National Edition on January 29, 2003 (Incorporated by reference to Exhibit (a)(8) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(12)

Press Release issued by SunGard Data Systems Inc. on January 29, 2003 (Incorporated by reference to Exhibit (a)(9) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).

(13)

364-Day Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(14)

Amendment, dated as of September 30, 2002, to the 364-Day Credit Agreement dated as of January 25, 2002 and the Three-Year Credit Agreement dated as of January 25, 2002, in each case among among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to Exhibit (b)(3) to the Schedule TO of SunGard Data Systems Inc. and its wholly-owned subsidiary Lake Acquisition Corp. Inc. filed with the Securities and Exchange Commission on February 14, 2003 (Commission File No. 5-52541)).

(15)

Amendment, dated as of January 10, 2003, to the 364-Day Credit Agreement dated as of January 25, 2002 among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to Exhibit (b)(4) to the Schedule TO of SunGard Data Systems Inc. and its wholly-owned subsidiary Lake Acquisition Corp. Inc. filed with the Securities and Exchange Commission on February 14, 2003 (Commission File No. 5-52541)).

(16)

Amended and Restated Three-Year Credit Agreement, dated as of January 10, 2003, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to Exhibit (b)(2) to the Schedule TO of SunGard Data Systems Inc. and its wholly-owned subsidiary Lake Acquisition Corp. Inc. filed with the Securities and Exchange Commission on February 14, 2003 (Commission File No. 5-52541)).

(17)

Confidentiality Agreement, dated November 6, 2002, between SunGard Data Systems Inc. and Caminus Corporation (Incorporated by reference to Exhibit (d)(3) to the Schedule TO of SunGard Data Systems Inc. filed with the Securities and Exchange Commission on January 29, 2003).